3/16/2004

04003015

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Gate Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Point Street, Suite D405
(No. and Street)

San Francisco, CA 94109
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
WASH. DC 168

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jody Baxter Watson, CPA (925) 279-0785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armstrong, Bagnasco & Associates,LLP
(Name – *if individual, state last, first, middle name*)

426 N. Wiget Lane, Suite A, Walnut Creek, CA 94598-2408
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18/2004

OATH OR AFFIRMATION

I, Paul A. Castagna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Gate Financial Group, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent Auditor's Report on Internal Control Required Under Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN GATE FINANCIAL GROUP, LLC

Financial Statements
And Supplementary Information

December 31, 2003

(With Independent Auditors' Report Thereon)

Table of Contents

ARMSTRONG, BAGNASCO & ASSOCIATES, LLP

Independent Auditors' Report

To the Board of Managers
Golden Gate Financial Group, LLC:

We have audited the accompanying statement of financial condition of Golden Gate Financial Group, LLC (a Delaware limited liability company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Gate Financial Group, LLC as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armstrong, Bagnasco + Associates LLP

Walnut Creek, California
February 18, 2004

426 North Wiget Lane, Suite A
Walnut Creek, CA 94598-2408
tel 925 279 0785 fax 925 279 0797
http://www.aba-cpa.com

GOLDEN GATE FINANCIAL GROUP, LLC

Statement of Financial Condition
December 31, 2003

Assets

Cash	$	23,497
Commissions receivable		111,083
Accounts receivable		174,135
Investment in mutual funds, at market value		388,272
Prepaid expenses		36,675
Investment in affiliate		2,500
Property and equipment, at cost, less accumulated depreciation of $68,488		49,577
Other assets		150,978
	$	936,717

Liabilities and Members' Equity

Liabilities		
State income taxes payable	$	6,000
Accounts payable and accrued expenses		108,566
Total liabilities		114,566
Members' equity		822,151
	$	936,717

See accountants' report and accompanying notes.

GOLDEN GATE FINANCIAL GROUP, LLC

Statement of Income
For the Year Ended December 31, 2003

Revenues		
Investment advisory fees	$	1,203,105
Commissions		347,207
Dividends		2,419
Loss on sale of funds		(118,213)
Total revenues		1,434,518
Expenses		
Employee compensation and benefits		1,333,056
Professional fees		282,356
Licenses and fees		94,655
Office expense		76,747
Communications and data processing		65,674
Insurance		57,552
Rent expense		50,752
Depreciation and amortization		46,873
Solicitation and other fees		32,464
Meals and travel		30,162
Total expenses		2,070,291
Net loss before state income taxes		(635,773)
Provision for state income taxes		4,100
Net loss	$	(639,873)

See accountants' report and accompanying notes.

GOLDEN GATE FINANCIAL GROUP, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

	Capital Contributed	Capital Distributed	Unrealized Gains on Securities	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2002	$ 1,885,000	$ -	$ -	$ (572,976)	$ 1,312,024
Capital contributed	250,000	-	-		250,000
Capital distributed	-	(100,000)			(100,000)
Net loss	-	-	-	(639,873)	(639,873)
Balances at December 31, 2003	$ 2,135,000	$ (100,000)	$ -	$ (1,212,849)	$ 822,151

See accountants' report and accompanying notes.

GOLDEN GATE FINANCIAL GROUP, LLC

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(639,873)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		46,873
(Increase) decease in operating assets:		
Commissions receivable		(49,165)
Accounts receivable		(125,961)
Prepaid expenses		(23,580)
Other assets		(3,790)
Increase (decrease) in operating liabilities:		
State income taxes payable		(800)
Accounts payable and accrued expenses		(9,913)
Net cash used in operating activities		(806,209)
Cash flows from investing activities:		
Purchase of property and equipment		(27,991)
Loss from investment in affiliates		78,817
Proceeds from sale of mutual funds		634,378
Purchase of long term investments		(93,930)
Net cash provided by investing activities		591,274
Cash flows from financing activities:		
Capital contributed by members		250,000
Capital distributed to members		(100,000)
Net cash provided by financing activities		150,000
Net decrease in cash		(64,935)
Cash and cash equivalents at beginning of period		88,432
Cash and cash equivalents at end of period	$	23,497
Supplemental cash flows disclosures:		
Income tax payments	$	4,100
Interest payments	$	37

See accountants' report and accompanying notes.

Note 1 - Description of the Company:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). Application for broker-dealer status was granted by the SEC on September 5, 2002, and by the NASD on February 11, 2003. Services provided by the Company include investment advisory. The Company is a Delaware Limited Liability Company, formed on April 24, 2002.

Note 2 - Summary of Significant Accounting Policies:

Receivables: Receivables represent amounts due for income earned from trading activity, investment advisory fees, and commissions. Receivables are valued at the amount the Company expects to collect less an amount that is estimated to be uncollectible. Receivables are determined uncollectible and written off after all collection efforts have been made. No allowance for doubtful accounts is considered necessary. Receivable past due 90 days and still accruing were $34,810 at December 31, 2003.

Reserve for Customer Credits: In December 2002, the Company set up a reserve for contingent deferred sales charges (CDSC) or surrender charges (from an annuity or life insurance policy). Under certain circumstances, GGFG agrees to credit the customer account for the incurred CDSC or surrender charges against future advisory fees. It is the policy of the Company to not reimburse any unused credits in the event the client terminates advisory services. In August 2003, with concurrence of NASD, it was determined that these charges were not a contingent liability requiring accrual and the reserve account was reversed. The Company's policy is to record the customer deferred sales charges in the same period that the associated advisory fee income is recognized.

Amortization: Organization costs are amortized on a straight-line basis over a period of 60 months.

Depreciation: Depreciation is provided on an accelerated basis using estimated useful lives of three to seven years.

Securities Transactions: Customer securities transactions with related income and expenses are reported on a trade-date basis. Marketable mutual funds are valued at market value.

Investment Advisory Income: Investment advisory fees are received quarterly but are recognized when earned.

Note 2 - Summary of Significant Accounting Policies (continued):

Statement of Cash Flows: The Company presents its statement of cash flows using the indirect method. The Company has defined highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business as cash equivalents.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Income Taxes: The Company is a limited liability company that is treated for income taxes purposes as a partnership. As such, the Company does not pay federal corporate income taxes but is subject to a state limited liability company fee and annual tax. The Company's income or loss is taxed to the members in their respective returns.

Note 3 - Pension Plan-Defined Contribution (Profit-sharing Plan):

The Company has a defined contribution-profit sharing 401(k) plan effective June 21, 2002. This plan is available to all eligible employees after they have completed one-half (1/2) years of service. The employer may make discretionary contributions to the plan from time to time. As of December 31, 2003, there were no employer contributions to the plan.

Note 4 - Investment in Affiliate:

Investment in affiliate consists of an initial private placement offering that is managed by the Company. As of December 31, 2003, the investment consists solely of capitalized costs incurred to set up and register the offering with no initial investors or commencement of trading activity.

Note 5 - Commitments and Contingent Liabilities:

The Company is contingently liable as of December 31, 2003, in the amount of $304,991 for customer deferred sales charges (CDSC). The deferred sales charges are offset against future advisory fees when incurred and recorded in the same period in which the associated advisory fee income is recognized. It is the policy of the Company not to pay out any unused credit if the client terminates advisory services.

Note 5 - Commitments and Contingent Liabilities (continued):

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2003, are approximately as listed below:

2004	$ 51,948
2005	6,468
2006	6,468
2007	6,468
2008	1,078
	$72,430

Note 6 – State Income Taxes:

The current provision for state income taxes is based on gross receipts and earnings reported for income tax purposes for the year ended December 31, 2003. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. As of December 31, 2003, there were no deferred tax assets or liabilities.

Provision for income tax for the year ended December 31, 2003 consists of the following:

State income tax and LLC fee	$ 4,100

Note 7 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months (or March 2004) and 15 to 1 thereafter. At December 31, 2003, the Company had net capital of $293,713, which was $173,713 in excess of its required minimum net capital of $120,000. The aggregate indebtedness to net capital ratio was 0.39 to 1.

Note 8 - Property and Equipment:

Property and equipment, at cost, consists of the following:

Furniture & fixtures	$	21,481
Computer equipment		22,436
Computer software		48,663
Website		25,485
		118,065
Less accumulated depreciation		(68,488)
	$	49,577

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

GOLDEN GATE FINANCIAL GROUP, LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

Net Capital:		
Total members' equity	$	822,151
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		822,151
Add allowable subordinated liabilities		-
Total capital and allowable subordinated liabilities		822,151
Deduct non-allowable assets		(520,624)
Net capital before haircuts on securities positions		301,527
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Market funds of $387,899 x 2%		7,758
Stock funds of $372 x 15%		56
Net haircuts		7,814
Net capital	$	293,713
Aggregate Indebtedness:		
Items included in statement of financial condition	$	114,566
Add items not included in statement of financial condition		-
Total aggregate indebtedness	$	114,566
Computation of basic net capital requirement:		
Minimum net capital required of reporting broker-dealer	$	120,000
Excess net capital requirement	$	173,713
Excess net capital at 800 percent	$	188,312
Excess net capital at 1,500 percent	$	196,332
Ratio: Aggregate indebtedness to net capital		0.39 to 1
Reconciliation with Company's computation:		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$	293,713
Net audit adjustments		-
Net capital per above	$	293,713

See accountants' report and accompanying notes.

GOLDEN GATE FINANCIAL GROUP, LLC

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

See accountants' report and accompanying notes.

GOLDEN GATE FINANCIAL GROUP, LLC

Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

See accountants' report and accompanying notes.

ARMSTRONG, BAGNASCO & ASSOCIATES, LLP

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Managers
Golden Gate Financial Group, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Golden Gate Financial Group, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

426 North Wiget Lane, Suite A
Walnut Creek, CA 94598-2408
tel 925 279 0785 fax 925 279 0797
http://www.aba-cpa.com

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Managers, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armstrong, Bagnasco + Associates LLP

Walnut Creek, California
February 18, 2004